November 25, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Cecilia Blye, Office of Global Security Risk

Re:	Baxter International Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed February 21, 2014

File No. 001-04448

Dear Ms. Blye:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated October 29, 2014 relating to the Form 10-K of Baxter International Inc. (“we”, “us”, “our” or the “Company”) for the fiscal year ended December 31, 2013.

Set forth below is the Staff’s comment followed by our response, which is numbered to correspond with the number set forth in the Staff’s comment letter.

1.	We note from the Products & Services Directory in your website that your San Juan office handles sales inquiries for Cuba and your Dubai office handles sales inquiries for Sudan and Syria. Cuba, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Cuba, Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Cuba, Sudan and Syria, whether through direct or indirect arrangements. You should describe any goods, technology or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

Company Response:

The Company, through its subsidiaries, develops, manufactures and markets products that save and sustain the lives of people with hemophilia, immune disorders, infectious diseases, kidney disease, trauma, and other chronic and acute medical conditions. A description of the Company’s business dealings with Cuba, Sudan and Syria is provided below. We note that sales figures and descriptions of business activities include

Cecilia Blye

Securities and Exchange Commission

post-acquisition business activities of Gambro A.B., a Swedish entity, and its subsidiaries, which were acquired by the Company on September 6, 2013. In addition, the Company donates life saving and sustaining medical products through its humanitarian aid partners, and since 2011 such products have been sent through these partners to both Sudan and Syria.

Cuba

The Company sells a range of life saving and sustaining medical products to Cuba, including dialysis equipment and solutions, IV sets and accessories, and nutritional products. These sales are made by two Spanish subsidiaries of the Company, Hospal S.A. and Baxter S.L., as well as Baxter Sales and Distribution Corporation, a Delaware corporation, to or through distributors who sell the products to MediCuba, the Cuban government-owned provider of medical products in Cuba. Total sales by the Company to Cuba in 2011, 2012 and 2013 were $233,000, $58,000 and $215,000, respectively, and for the nine month period ending September 30, 2014 were $426,000. The Company also engages in support activities related to its sales in Cuba, including order processing, promotional and marketing assistance and education, carried out by employees of Hospal S.A., Baxter S.L., and Baxter Sales and Distribution Corporation, and also performs repairs on certain dialysis equipment through Baxter de Panama, S.A., a Panamanian entity.

The Company believes that the sales and support activities described above are carried out in accordance with applicable laws and regulations, including the terms and conditions of individual export licenses obtained by the Company from the United States Treasury Department, Office of Foreign Assets Control (“OFAC”) and the United States Department of Commerce, Bureau of Industry and Security (“BIS”).

Sudan

The Company sells a range of life saving and sustaining medical products to Sudan, including dialysis equipment and solutions, IV sets and accessories, and nutritional products. Such sales are made by two subsidiaries, Baxter A.G., a Swiss entity (operating through its Dubai office), and Gambro A.B., to or through distributors who sell the products to Central Medical Supplies (“CMS”), the Sudanese government-owned provider of medical products in Sudan. Total sales by the Company to Sudan in 2011, 2012 and 2013 were $522,000, $874,000 and $1,004,000, respectively, and for the nine month period ending September 30, 2014 were $7,946,000. The increase in sales in 2014 is attributable to activities conducted in Sudan by Gambro A.B. The Company also engages in support activities related to its sales in Sudan, including order processing, promotional and marketing assistance and education, carried out by employees of Baxter A.G. and Gambro A.B. (operating through its Egypt office).

Cecilia Blye

Securities and Exchange Commission

The Company believes that the sales and support activities described above are carried out in accordance with applicable laws and regulations, including the terms and conditions of individual export licenses obtained by the Company from OFAC.

Syria

The Company sells a limited portfolio of life saving and sustaining medical products to Syria, primarily oncology medicine and dialysis equipment and solutions. These sales are generally made by two subsidiaries, Baxter A.G. and Gambro A.B., to distributors who sell the products to end-users in Syria, with the exception of a single sale of anesthesia products in 2014 by a subsidiary, Baxter Export Corporation, a Nevada corporation, to the World Health Organization for use in relief efforts Syria. Total sales by the Company to Syria in 2011, 2012 and 2013 were $763,000, $627,000 and $42,000, respectively, and for the nine month period ending September 30, 2014 were $399,000. The Company also engages in support activities related to its sales in Syria, including order processing and education, carried out by employees of Baxter A.G. and Gambro A.B. (operating through its Egypt office).

The Company believes that the sales and support activities described above are carried out in accordance with applicable laws and regulations, including the terms and conditions of individual export licenses obtained by the Company from BIS.

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Company Response:

Based on an assessment of both quantitative and qualitative factors, the Company believes that our activities in Cuba, Sudan and Syria are not material to the Company and do not constitute a material investment risk. In assessing materiality of such activities,

Cecilia Blye

Securities and Exchange Commission

we considered materiality based on quantitative factors as well as qualitative factors that a reasonable investor would deem important in making an investment decision in the Company’s securities, including the potential impact on the Company’s reputation and share value.

We refer the Staff to our response to comment No. 1 for a description of the Company’s sales in each named country during each of the past 3 years. In aggregate, the Company’s total sales in Cuba, Sudan and Syria for each of past 3 years were as follows: $1,518,000 in 2011, $1,559,000 in 2012 and $1,261,000 in 2013, and were $8,771,000 for the nine month period ending September 30, 2014. During these same periods, the Company’s total net sales were $13.893 billion, $14.190 billion, $15.259 billion and $12.199 billion, respectively. As such, the Company’s sales to Cuba, Sudan and Syria, individually and in the aggregate, accounted for less than one-tenth of one percent of the Company’s total sales in each of these periods. Therefore, we believe that our activities and contacts in those countries are quantitatively immaterial to our investors, our business, and our financial condition.

In addition, to the extent that the following qualitative factors may be suggested to impact an analysis of materiality, we believe that our activities in Cuba, Sudan and Syria are not material to our investors, our business, or our financial condition. We believe that our business in these markets is conducted in compliance with applicable U.S. and local laws, which have been enacted to ensure that all people, regardless of the actions of their governments, have access to essential medical treatment. The Company maintains a robust trade compliance program, including support from internal legal and supply chain resources, to ensure the Company’s compliance with applicable economic sanctions regulations and laws administrated by OFAC and BIS, including the terms and conditions of general and specific export licenses that may be required to conduct business in these markets.

The Company is aware of legislation and guidelines that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interests in, companies that do business with certain U.S.-designated state sponsors of terrorism. We do not believe that such legislation has, to date, had a material impact on our reputation or share value. The Company will continue to monitor the status of such legislation, as well as legislation proposed but not yet enacted, and whether it may have any material impact on us and our investors.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

Cecilia Blye

Securities and Exchange Commission

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (224) 948-3216.

Very truly yours,

/s/ Stephanie D. Miller
Stephanie D. Miller
Senior Counsel
Baxter International Inc.